United States securities and exchange commission logo





                          May 20, 2024

       Robert Banks
       President and Chief Executive Officer
       Nephros, Inc.
       380 Lackawanna Place
       South Orange, New Jersey 07079

                                                        Re: Nephros, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 10, 2024
                                                            File No. 333-279328

       Dear Robert Banks:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Robert
Augustin at 202-551-8483 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Industrial Applications and

                          Services